U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

[X]Form 10-K       [  ]Form 20-F       [  ]Form 11-K       [  ]Form 10-Q       [  ]Form N-SAR

For the Period Ended: March 31, 2017

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above,

identify the Item(s) to which the notification relates: N/A

Part I - Registrant Information

Full Name of Registrant: ADDENTAX GROUP CORP.

Former Name if Applicable: N/A

Address of Principal Executive Office:	Floor 13th, Building 1, Block B, Zhihui Square, Nanshan District, Shenzhen City, China 518000

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check box if appropriate)

[ ]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b) The subject annual report, semi-annual report, or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Company is unable to file its annual report on Form 10-K for the fiscal year ended March 31, 2017 by the prescribed date without unreasonable effort or expense due to delays involved in receiving and transmitting the necessary files, records, and other materials required for the compiling and auditing of the Company’s financial information. The Registrant expects to file the Form 10-K no later than the fifteenth calendar day following the prescribed due date, as permitted by Rule 12b-25.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

(Name) Hong Zhida

(Telephone Number) 86-755 86961 405

(2)       Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding l2 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

[X] Yes           [  ] No

(3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes            [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ADDENTAX GROUP CORP.

(Name of Registrant as specified in charter)

The Registrant has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 28, 2017

/s/ Hong Zhida
Hong Zhida
President/Secretary/Chief Executive Officer/Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.